United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Press Release
Signature Page

Vale concludes the acquisition of Colombian coal assets
Rio de Janeiro, April 1, 2009 — Companhia Vale do Rio Doce (Vale) announces that it concluded the acquisition of the export thermal coal assets of Cementos Argos S.A. (Argos) in Colombia for US$ 305.8 million.
The assets acquired are: (a) El Hatillo coal mine, under ramp up and with nominal capacity of 4.5 million metric tons per year, located in the Cesar department; (b) Cerro Largo, a coal deposit under exploration; (c) a minority stake in the Fenoco consortium that owns the concession and operation of the railroad linking the coal operations to the SPRC port; and (d) 100% of the concession of the Rio Cordoba — SPRC port in the Caribbean coast of the Magdalena Department.
Since Colombia is the world’s third largest exporter of high-quality thermal coal, given its low level of sulfur and high calorific value, Vale is seeking to build a coal asset platform in the country to enhance our growth options in the coal business.
Investment in the coal business is an important part of Vale’s growth strategy. We have coal operations in Australia, in the regions of Hunter Valley and Bowen Basin, and two joint ventures in China, which own a coal mine and a coke plant. Vale is developing Moatize, a large coal project in Mozambique, and has other coal projects in more preliminary stage of development in Australia and Mongolia.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1st, 2009	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations